3/1

[redacted]

10027285

Securities and Exchange Commission
RECEIVED

FEB 25 2010

Branch of Registrations and Examinations

MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Boulevard, Suite 400
(No. and Street)

League City	Texas	77573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Koelemay — 281 334-2469 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Boulevard, Suite 3200	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda Koelemay
Signature

Chief Financial Officer
Title

Sherry J. Baker
Notary Public

SHERRY J. BAKER
Notary Public
STATE OF TEXAS
My Commission Expires April 18, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Management and Research, Inc.

December 31, 2009 and 2008

Contents

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Independent Accountants' Report on Financial Statements and Supplementary Information

Board of Directors
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying statements of financial condition of Securities Management and Research, Inc. (a wholly owned subsidiary of American National Insurance Company), as of December 31, 2009 and 2008, and the related statements of operations, stockholder's equity and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc., as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as of and for the years ended December 31, 2009 and 2008, taken as a whole. The information contained in the schedules as of and for the years ended December 31, 2009 and 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements as of and for the years ended December 31, 2009 and 2008, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

February 23, 2010

(THIS PAGE INTENTIONALLY LEFT BLANK)

Securities Management and Research, Inc.

Statements of Financial Condition

December 31, 2009 and 2008

Assets

	2009	2008
Cash and cash equivalents	$ 4,742,437	$ 4,841,930
Cash segregated under federal regulations	650	4,831
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	382,916	390,179
Expense reimbursement	40,623	122,296
Receivable from parent for variable commissions	60,058	118,223
Other:		
Affiliates	173,712	221,126
Non-affiliates	52,081	52,309
Prepaid and other assets	351,054	360,357
Investment in marketable securities (cost of $9,504,609 in 2009 and $16,025,378 in 2008)	10,623,810	14,668,360
Fixed assets (net of accumulated depreciation of $2,102,479 in 2009 and $2,048,953 in 2008)	71,725	81,263
Deferred commission	21,717	32,626
Deferred income tax	404,951	513,440
Receivable from parent in lieu of income taxes	112,650	491,420
	$ 17,038,384	$ 21,898,360

See Notes to Financial Statements

Liabilities and Stockholder's Equity

	2009	2008
Liabilities		
Due to affiliated registered investment companies for sales of their capital stock	$ 650	$ 4,831
Due to affiliated registered investment companies for excess expense reimbursements	128,535	92,791
Due to parent	-	161,406
Due to dealers and representatives for commissions	106,536	159,995
Trade payables and accrued expenses	536,837	552,289
Stock appreciation rights	109,938	-
Total liabilities	882,496	971,312
Stockholder's Equity		
Common stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in capital	1,720,000	1,720,000
Retained earnings	13,435,888	18,207,048
Total stockholder's equity	16,155,888	20,927,048
	$ 17,038,384	$ 21,898,360

Securities Management and Research, Inc.

Statements of Operations

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies	$ 81,189	$ 110,433
Unaffiliated registered investment companies	1,224,216	2,007,160
Investment advisory and service fees from affiliated registered investment companies	3,240,086	4,150,569
Investment advisory fees:		
Parent and affiliate	2,365,937	1,999,507
Other	725,573	807,825
Variable commissions earned	2,878,972	4,060,900
Service fees, parent	2,203,546	2,692,423
Distribution plan fees	57,119	84,806
Contingent deferred sales charges	4,026	18,824
Income (loss) from investments:		
Net realized and unrealized gain (loss) from investments	633,743	(2,657,423)
Dividends	326,063	662,161
Interest	2,540	72,517
Other income	62,485	69,809
Total revenues	13,805,495	14,079,511
Expenses		
Employee compensation and benefits	4,032,161	4,039,342
Commissions to dealers and representatives	3,867,445	5,719,565
Communications	41,218	40,200
Occupancy and equipment rental	859,090	962,075
Other operating expenses	4,689,125	4,131,955
Total expenses	13,489,039	14,893,137
Income (Loss) Before Taxes	316,456	(813,626)
Federal Income Tax Expense (Benefit)		
Current	(20,873)	303,967
Deferred	108,489	(633,992)
	87,616	(330,025)
Net Income (Loss)	$ 228,840	$ (483,601)

Securities Management and Research, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2008	$ 1,000,000	$ 1,720,000	$ 18,690,649	$ 21,410,649
Net loss	-	-	(483,601)	(483,601)
Balance, December 31, 2008	1,000,000	1,720,000	18,207,048	20,927,048
Dividend paid ($5 per share)	-	-	(5,000,000)	(5,000,000)
Net income	-	-	228,840	228,840
Balance, December 31, 2009	$ 1,000,000	$ 1,720,000	$ 13,435,888	$ 16,155,888

Securities Management and Research, Inc.

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Operating Activities		
Net income (loss)	$ 228,840	$ (483,601)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Noncash items included in net income:		
Depreciation	53,526	72,558
Unrealized (gains) losses on marketable equity securities	(2,476,219)	1,982,303
Gain on sale of marketable equity securities	(198,853)	-
Deferred income taxes	108,489	(633,992)
Reinvestment of dividends from registered investment companies	(324,268)	(444,550)
Reinvestment of capital gains dividends from registered investment companies	(445)	(218,229)
Impairment losses on investments	2,041,328	-
Changes in operating assets and liabilities:		
Accounts receivable	194,743	1,002,569
Prepaid and other assets	20,212	143,512
Trade payables and accrued expenses	289,954	(1,007,657)
Net cash provided by (used in) operating activities	(62,693)	412,913
Investing Activities		
Redemption of shares of registered investment company	5,003,007	1,632,920
Purchases of fixed assets	(43,988)	(17,917)
Reduction of segregated cash account	4,181	2,912
Net cash provided by investing activities	4,963,200	1,617,915
Financing Activities		
Dividend paid to parent	(5,000,000)	-
Net cash used in financing activities	(5,000,000)	0
Net Increase (Decrease) in Cash and Cash Equivalents	(99,493)	2,030,828
Cash and Cash Equivalents, Beginning of Year	4,841,930	2,811,102
Cash and Cash Equivalents, End of Year	$ 4,742,437	$ 4,841,930

Securities Management and Research, Inc.

Notes to Financial Statements

December 31, 2009 and 2008

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Securities Management and Research, Inc. ("SM&R" or "the Company"), is a wholly owned subsidiary of American National Insurance Company (American National). SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for the years ended December 31, 2009 and 2008, were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds) and variable commissions earned on variable products sold by American National. Certain officers and directors of SM&R are affiliated with these registered investment companies.

The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and for any customer funds received, maintains a "Special Account for the Exclusive Benefit of Customers" (see further discussion at Note 2). The Company is registered with the SEC and various states and the Financial Industry Regulatory Authority (FINRA). The Company is subject to periodic examinations by these regulatory authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material assets that are particularly susceptible to significant change relate to the determination of other-than-temporary impairments (OTTI), valuation of deferred tax assets and fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009 and 2008, cash equivalents consisted primarily of money market accounts.

The financial institutions holding the Company's cash accounts are participating in the FDIC's Transaction Account Guarantee Program. Under that program, through June 30, 2010, all non-interest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount of the account.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the Company's interest-bearing cash accounts did not exceed federally insured limits.

Investments

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company files consolidated income tax returns with its parent.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of

the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R, including related commissions on income, are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

Note 2: Cash Segregated Under Federal Regulations

At December 31, 2009 and 2008, cash received from customers for investments of $650 and $4,831, respectively, was segregated in a "Special Bank Account for the Exclusive Benefit of Customers" as required under Rule (k)(2)(i) of the SEC.

Note 3: Investment in Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $10,623,810 at December 31, 2009, and $14,668,360 at December 31, 2008. Dividend and interest income earned on such investments was $328,603 in 2009 and $734,678 in 2008. At December 31, 2009 and 2008, the market value of marketable equity securities includes unrealized gains of $1,119,201 and unrealized losses of $1,357,018, respectively.

Realized gains (losses) and OTTI from investments are summarized as follows:

	2009	2008
Investment securities:		
Proceeds from sales	$ 5,003,007	$ 957,800
Cost of securities sold	4,804,154	1,632,920
	198,853	(675,120)
Capital gain distribution from affiliated funds	445	218,229
Net realized gains (losses)	$ 199,298	$ (456,891)
Impairments on marketable securities	$ 2,041,328	$ 0

The Company evaluates all marketable equity securities on a quarterly basis and recognizes OTTI on all of those where market value is less that 75 percent of book value for six consecutive months or more. All securities that have an unrealized loss are also evaluated and impairments are recognized for any securities, regardless of length of time that they have had an unrealized loss, where management believes the carrying value will not be realized. For the remaining securities with unrealized losses, management believes the losses are temporary, and the Company has the ability and intent to hold these securities until a market price recovery.

Note 4: Transactions With Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. On February 2, 1998, SM&R and Comprehensive Investment Services (CIS) entered into an investment advisory agreement whereby SM&R acts as investment advisor to CIS. CIS is a wholly owned subsidiary of American National. Total payments by American National and CIS to SM&R for investment advisory fees were $2,365,937 and $1,999,507 for the years ended December 31, 2009 and 2008, respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment, and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R.

Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2009 and 2008, totaled $1,864,349 and $1,674,443, respectively. These amounts are included in "other operating expenses" in the accompanying statements of operations. For the years ended December 31, 2009 and 2008, American National reimbursed SM&R $2,203,546 and $2,692,423, respectively, for services, equipment and facilities under the service agreement. This amount is included in "service fees" in the accompanying statements of operations. For the years ended December 31, 2009 and 2008, SM&R was reimbursed $58,395 and $54,821, respectively, from CIS for services, equipment and facilities. These amounts are included in "other operating expenses" in the accompany statements of operations.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2009 and 2008, reimbursements for excess expenses amounted to $1,380,886 and $764,975. This amount is included in "other operating expenses" in the accompanying statements of operations.

Note 5: Income Taxes

The provision (credit) for income taxes includes these components:

	2009	2008
Taxes currently payable	$ (20,873)	$ 303,967
Deferred income taxes	108,489	(633,992)
Income tax expense (credit)	$ 87,616	$ (330,025)

A reconciliation of income tax expense (credit) at the statutory rate to the Company's actual income tax expense (credit) is shown below:

	2009	2008
Computed at statutory rate (35%)	$ 110,760	$ (284,769)
Increase (decrease) resulting from:		
Tax-exempt investment income	(15,371)	(20,809)
Dividend exclusion	(9,777)	(26,496)
Other	2,004	2,049
Actual tax expense (credit)	$ 87,616	$ (330,025)

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were as shown on the following page.

	2009	2008
Deferred tax assets:		
Deferred bonus compensation	$ 14,652	$ 13,871
Deferred stock appreciation rights	38,478	-
Depreciation	29,561	24,613
Unrealized losses on marketable equity securities	-	474,956
Impairments on investments	713,981	-
	796,672	513,440
Deferred tax liabilities:		
Unrealized gains on marketable equity securities	(391,721)	-
Net deferred tax asset	$ 404,951	$ 513,440

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on a separate return basis. SM&R will receive a tax benefit of realized losses on securities if they are utilized in American National's consolidated return. SM&R recorded realized gains of $198,853 from the sale of securities in year 2009.

Note 6: Stock Appreciation Rights

Certain members of SM&R management participate in the American National stock appreciation rights (SARs) plan. The SARs grant these individuals rights to the appreciation in the fair value of a stated number of shares of common stock of American National. The SARs vest at a rate of 20 percent per year for five years and expire five years after the vesting period. American National uses the average of the high and low price on the last trading day of the period to calculate the fair value and estimated compensation expense related to the SARs. The number of rights issued under the plan was 10,900 and 14,100 as of December 31, 2009 and 2008, respectively. During 2009 and 2008, the Company expensed $180,057 and $0, respectively, and had accrued $109,938 and $0, respectively, related to the plan.

Note 7: Pension Plan

SM&R is a participant in a multi-purpose benefit plan (the Plan) covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal or partial withdrawal from the Plan. SM&R has not taken any action to

terminate, withdraw or partially withdraw, which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the Plan's unfunded vested benefits. As of December 31, 2009 and 2008, the vested benefit obligation of the plan, representing the actuarial present value of vested benefits earned to date using a discount rate of 5.75 percent and 6.17 percent, respectively, was $197,414,768 and $172,422,433, respectively, and the fair market value of assets was $162,559,639 and $132,579,706, respectively. The accumulated benefit obligation of the Plan for all benefits, including those not yet vested was $202,703,992 and $176,729,799 for 2009 and 2008, respectively. The projected benefit obligation, representing the actuarial present value of benefits earned to date modified to reflect the effect of future estimated salary increases, was $244,330,544 and $212,155,654 for 2009 and 2008, respectively. In 2009 and 2008, SM&R made contributions of $727,635 and $345,615, respectively, to the Plan. The Plan Sponsor, American National, made a total contribution of $14,850,000 in 2009 and $11,050,000 in 2008. SM&R incurred pension expense for 2009 and 2008 of $351,951 and $375,684, respectively.

Note 8: Subordinated Debt

SM&R had no subordinated debt at December 31, 2009 and 2008, or at any time during the years then ended.

Note 9: Net Capital Requirement

In accordance with the regulations of the SEC, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2009, SM&R had net capital of $13,376,415, which was $13,276,415 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0660 to 1. At December 31, 2008, SM&R had net capital of $17,134,305, which was $17,034,305 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0567 to 1.

Note 10: Disclosures About Fair Value of Assets and Liabilities

FASB Accounting Standard Codification (ASC) Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash and Cash Equivalents

The carrying amount approximates fair value.

Trading and Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include investments in SM&R Investments, Inc. mutual funds and American National Investment Accounts, Inc. mutual funds. At December 31, 2009 and 2008, SM&R had no securities classified as Level 2 or Level 3.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009		
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 10,475,263	$ 10,475,263	$ -	$ -
Certificate of deposit	148,547	148,547	-	-
Money market funds	4,679,774	4,679,774	-	-

		2008		
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$ 14,519,822	$ 14,519,822	$ -	$ -
Certificate of deposit	148,538	148,538	-	-
Money market funds	4,773,398	4,773,398	-	-

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Investments

The Company invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of financial condition.

Current Economic Conditions

The current protracted economic decline continues to present broker-dealers with difficult circumstances and challenges, which, in some cases, have resulted in large and unanticipated declines in the fair value of investments, declines in the volume of business, constraints on liquidity and difficulty obtaining needed funding. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may significantly impact the volume of future brokerage transactions, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values and realization of deferred tax assets that could negatively impact the Company's ability to maintain sufficient liquidity.

Note 12: Subsequent Event

Subsequent events have been evaluated through February 23, 2010, which is the date the financial statements were available to be issued.

Supplementary Information

Securities Management and Research, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2009

Stockholder's equity		$ 16,155,888
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated registered investment companies	$ 40,622	
Other receivables	1,012,824	
Fixed assets	71,725	
Prepaid expenses and other assets	352,054	
Excess deductible on fidelity bond	-	1,477,225
Net capital before haircuts on security positions		14,678,663
Haircuts on investment securities		1,302,248
Net capital		$ 13,376,415
Aggregate indebtedness		$ 882,496
Net capital requirement		100,000
Excess net capital at 1,000%		13,288,166
Excess net capital at 1,500%		13,332,292
Ratio of aggregate indebtedness to net capital		0.0660 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of December 31, 2009, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

Securities Management and Research, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2008

Stockholder's equity		$ 20,927,048
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated registered investment companies	$ 122,296	
Other receivables	1,603,971	
Fixed assets	81,263	
Prepaid expenses and other assets	360,357	
Excess deductible on fidelity bond	10,000	2,177,887
Net capital before haircuts on security positions		18,749,161
Haircuts on investment securities		1,614,856
Net capital		$ 17,134,305
Aggregate indebtedness		$ 971,312
Net capital requirement		100,000
Excess net capital at 1,000%		17,037,174
Excess net capital at 1,500%		17,085,739
Ratio of aggregate indebtedness to net capital		0.0567 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of December 31, 2008, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the financial statements of Securities Management and Research, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
February 23, 2010

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Independent Accountants' Report on Application of Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Securities Management and Research, Inc.
League City, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Securities Management and Research, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Securities Management and Research, Inc.'s, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Securities Management and Research, Inc.'s, management is responsible for Securities Management and Research, Inc.'s, compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no material differences.

3. Noted no adjustments to be reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the listing of assessment payments noting no material differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

Linda: This is included at WP AP.5601 and we will just need to print the pdf and include it when you process for final issuance.

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012745 FINRA DEC
SECURITIES MANAGEMENT & RESEARCH INC 15*15
2450 S SHORE BLVD STE 400
LEAGUE CITY TX 77573-2997

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,559

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,341)
7/24/09 $663; 8/28/09 - $1,528
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,218

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,218

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,218

H. Overpayment carried forward $(———)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securities Management and Research, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MICHAEL W. McCROSKEY
President
(Title)

Dated the 4th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,669,531
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,803,425
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,337,307
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,505,045
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	6,645,777
2d. SIPC Net Operating Revenues	$ 3,023,754
2e. General Assessment @ .0025	$ 7,559

(to page 1 but not less than $150 minimum)

Securities Management and Research, Inc.

Accountants' Report and Financial Statements

December 31, 2009 and 2008